EXHIBIT 99.1

May 24, 2004


Dear Jeff:

         This letter will confirm our telephone discussion earlier today that because of CIT's continued unwillingness to resolve the issues relating to your small business loan, we have mutually agreed to withdraw from the letter of intent signed by National ComTel Network Inc. ("National") and Colmena Corp. (Colmena") on October 15, 2003 (the "LOI").

         As you know, our companies have expended considerable time and effort over the last several months in the hope of accomplishing the transaction contemplated by the LOI, and were confident that our efforts would be successful. National contacted a number of lending institutions to ascertain their interest in assuming the existing loan, and both our companies approached CIT is seeking its consent to National's becoming a wholly-owned subsidiary of Colmena. Although such consent seemed reasonable, it has not been forthcoming, and so we have agreed that it is in the best interests of each of our companies to withdraw from the LOI at this time.

         It has been a tremendous pleasure getting to know you and your excellent company. I wish you well in the years to come, and hope our companies may find ways to work together in the future.

         With best regards, I am,

                                                     Very truly yours,

                                                     COLMENA CORP.



                                                     Anthony Q. Joffe
                                                     President